Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K


                            Report of Foreign Issuer
                    Pursuant To Rule 13a-16 Or 15d-16 of the
                         Securities Exchange Act of 1934


                           for the month of March 2003


                               FILA HOLDING S.p.A.
                               -------------------
                 (Translation of Registrant's name into English)


                            Viale Cesare Battisti 26
                               13900 Biella, Italy
                    (Address of principal executive offices)




        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                         Form 20-F X            Form 40-F
                                  ---                    ---

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934.)

                                    Yes    No X
                                       ---   ---

Fila Logo







For More Information, Contact:

Fila Holding S.p.A.                             Citigate Dewe Rogerson
Investor Relations Office:                       Lucia Domville  +1 212 419 4166
Elena Carrera  +39 015 3506 246



       FILA* ANNOUNCES UNAUDITED FOURTH QUARTER AND FULL YEAR 2002 RESULTS
                                                           -
                     BACK TO OPERATING PROFITABILITY IN 2002


(Biella, Italy, March 3rd, 2003) - Fila Holding S.p.A. (NYSE:FLH) today reported its unaudited results for the fourth quarter ended December 31, 2002 and its unaudited preliminary results for 2002.


Key highlights for the quarter and full year were the following:

o Fila is back to operating profitability in 2002: operating profit for the quarter was (euro)4.7 million, compared to an operating loss of (euro)25.5 million in the fourth quarter of 2001. For the full year operating profit was (euro)20.0 million compared to an operating loss of (euro)49.9 million last year.
o Gross profit for the quarter improved to 42.1% of revenues compared to 31.6% in 2001. Gross profit margin for the full year was 38.5% of revenues (35.3% in 2001).
o Significant reduction of net losses: 68% decrease to (euro)16.6 million for the quarter and 42% decrease to (euro)80.9 million for the full year.
o Net financial position, after the share capital increase of (euro)105.5 million in the fourth quarter of 2002 due to the subscription of shares by Fila's principal shareholder, decreased to (euro)189.9 million at year end from (euro)359.8 million at the end of 2001.


In U.S. dollars, fourth quarter net loss was U.S.$ 16.6 million compared with a net loss of U.S.$ 46.7 million in the fourth quarter of 2001; for the full year, net loss was U.S.$ 76.4 million compared with U.S.$ 125.2 million in 2001.


On a per ADS/per ordinary share basis, net loss was U.S.$ 0.38 per ADS/share in the fourth quarter of 2002 compared with U.S.$ 1.52 per ADS/share in the same period of 2001, and the full year net loss was U.S.$ 2.26 per ADS/share in 2002 versus U.S.$ 6.00 per ADS/share in 2001. In each case, the number of shares outstanding reflects the 2 for 1 reverse stock split, effective September 23, 2002, and the issuance of additional shares, following the share capital increase in the fourth quarter of 2002 .

2002 results were impacted by some factors such as the discontinuation of the Australian and Brazilian subsidiaries in favor of a licensing strategy in those countries, the strong appreciation of the Euro against the US Dollar during the second half of the year, the restructuring process in the UK with considerable write-down of assets and the impact of exchange rate changes for Argentina and Brazil. Without these factors, the result before taxes for the full year would have been close to break even.

The Euro appreciated by 12% against the U.S. dollar on a quarterly average basis; the average exchange rate was (euro) 1= U.S.$ 1.000 in the fourth quarter of 2002 and (euro) 1= U.S.$ 0.896 in the corresponding quarter of 2001. For the full year, the Euro appreciated by 5% against the U.S. dollar; the average exchange rate was (euro) 1= U.S.$ 0.945 in 2002 compared to (euro) 1= U.S.$
0.896 in 2001.


Worldwide revenues for the fourth quarter were (euro)180.6 million, down 19% from (euro)223.6 million in the corresponding period of 2001; for the year, revenues decreased by 7% to (euro)909.5 million and were flat when expressed in terms of constant exchange rate and continuing operations (i.e, excluding those subsidiaries discontinued at the end of 2001).

Total backlog of customer orders** as of December 31, 2002, scheduled for delivery from January through June 2003, was down by 23% (in Euro) compared to the corresponding period in 2001, with apparel down by 24% and footwear down by 22%. Backlog is also adversely affected by the depreciation of the US dollar against the Euro, and on a constant exchange rate basis, total backlog would have decreased by 15%.

U.S. backlog increased by 7% in U.S. dollars (with apparel down by 2% and footwear up by 17%), with the Enyce brand and the Fila brand up by 4% and 9% respectively.

Outside the U.S. and excluding the markets where Fila sells its products on a delivery basis (including Korea), backlog decreased by 32% (in Euro).


Net direct sales in the fourth quarter of 2002 totaled (euro)171.7 million, down 20% compared to (euro)215.6 million in the corresponding period of 2001. Apparel sales were (euro)113.8 million and footwear sales were (euro)57.9 million, down by 12% and 33% respectively compared with the fourth quarter of 2001.
Sales in the U.S. were (euro)61.4 million in the quarter, decreasing by 17% from
(euro)74.4 million in the fourth quarter of 2001, despite an increase in Enyce Brand sales (up 3%); in Europe sales decreased by 19% to (euro)55.4 million. Sales in the Rest of the World were strongly impacted by exchange rate effects, with sales decreasing by 25% mainly due to a 72% sales drop in Latin America (down 27% on a constant exchange basis) and the Far Eastern countries. Korea, one of our strongest markets, experienced a 5% sales decline in Euro but was flat in local currency.

For the full year, net direct sales were (euro)874.7 million compared with
(euro)945.0 million in 2001, decreasing by 7% (or 6% in terms of continuing operations). The U.S. increased by 10% whereas Europe and the Rest of the World decreased by 19% and 10% respectively.

Royalty Income in the quarter was (euro)6.7 million compared with (euro)5.7 million in the fourth quarter of 2001.

Gross profit for the quarter was (euro)76.1 million, representing 42.1% of total net revenues, compared to (euro)70.7 million (31.6% of total net revenues) in the fourth quarter of 2001. The significant increase in profitability reflects the combined effect of many actions taken by the Company during the year to improve efficiency in the logistic process and of strong inventory control (with inventory turnover on cost of goods sold increasing from 2.69 to 3.48 ); this is in line with stock reduction policies that led to improved results in all the Group subsidiaries.

SG&A expenses for the quarter totaled (euro)71.3 million (representing 39.5% of total net revenues), down by 26% versus (euro)96.2 million (or 43.0% of total net revenues) in the same quarter of the previous year. SG&A expenses for the year were (euro)330.1 million (36.3% of total net revenues), versus (euro)394.9 million (40.4% of total net revenues). The improvement in this area is due to the optimization of our cost structure and to streamlining in all areas of the company.

As a consequence of the above mentioned factors, income from operations in the quarter was (euro)4.7 million compared with an operating loss of (euro)25.5 million in the fourth quarter of 2001. Also for the full year Fila is back to operating profitability with an income of (euro)20.0 million compared to an operating loss of (euro)49.9 million in 2001.


Other expenses for the quarter were (euro)17.9 million compared with (euro)17.3 million for the corresponding quarter of last year. Interest expenses were lower in the fourth quarter of 2002 due to the improvement in the net financial position of the Group.
For the full year, other expenses were (euro)82.0 million compared with
(euro)62.9 million in 2001. The 2002 charges arose mostly from the restructuring of the UK subsidiary and from adjustments to the market value of some fixed assets, mainly in the U.S.

Loss before income taxes in the fourth quarter of 2002 was (euro)13.2 million compared with (euro)42.8 million in the same quarter of 2001.

Income taxes were (euro)3.4 million in the fourth quarter of 2002 compared with
(euro)9.3 million in the corresponding quarter of 2001.

Net loss for the quarter was (euro)16.6 million compared with (euro)52.1 million in the fourth quarter of 2001. For the full year, net loss was (euro)80.9 million compared with (euro)139.7 million in 2001.


Marco Isaia, Chief Executive Officer of Fila, said:

" Our full-year 2002 results reflect the effects of the efforts we're making since a long time within the Company and the commitment of the entire Fila group worldwide and were achieved in a competitive market at a time of complex and uncertain economic conditions.
Our operating result is back to profitability. This was achieved through both a significant reduction in fixed costs and an improvement in gross profit, testifying to our efforts to improve every item in our statement of operations. I'm very glad about both the positive results in Korea and our success in the U.S. market, where the success of the Fila brand's re-launch was confirmed by increases in revenues and margins. As a result, Fila USA had slightly positive operating income.
The road to complete recovery is not easy, and it will be very challenging to achieve good financial results in 2003. Nevertheless, I believe that our success in streamlining our business model, together with better management and control of all of our operating activities and our new product development and brand repositioning projects, will provide the fundamental basis to re-launch Fila, especially in Europe".


Net working capital as of December 31st, 2002 was (euro)191.6 million compared with (euro)301.7 million as of December 31st, 2001 (a 36% decrease). Inventory as of December 31st, 2002 was (euro)160.7 million, compared with (euro)176.3 million as of September 30th, 2002 and with (euro)235.0 million as of December 31st, 2001. Trade receivables as of December 31st, 2002 were (euro)145.7 million compared with (euro)202.6 million in the prior year and a significant improvement from (euro)204.0 million as of September 30th, 2002.

Net financial indebtedness as of December 31st, 2002, after the share capital increase of (euro)105.5 million, was (euro)189.9 million compared with
(euro)359.8 million as of December 31st, 2001 and (euro)326.9 million as of September 30th 2002.


Marco Isaia added: " I'd also like to highlight the improvement in our net financial position and the excellent achievements in our management of working capital from direct intervention in every area; we had an inventory turnover of
3.48 times in the full year 2002 compared to 2.69 in 2001, and 77 days sales outstanding improving by 7% versus the prior year".


Fila also announced that the share capital increase approved on September 23, 2002 was concluded on February 28, 2003. Besides the previously announced subscription of ordinary shares by Fila's principal shareholder HdP for
(euro)105.5 million, ADS holders in the United States exercised 21,704 rights in the aggregate for a total subscription price of Euro 34,726.40. Further, Fila announced that its annual shareholders' meeting will be held on April 11, 2003, in Milan.





Fila Holding S.p.A., headquartered in Biella (Italy), is a leading designer and marketer of athletic and casual footwear and of activewear, casualwear and sportswear. Fila has created strong brand recognition by marketing products with a high design and style content and by securing professional athletic endorsements.

*  Any reference to Fila is to Fila Holding S.p.A. and its subsidiaries.
** Backlog of customer orders is not necessarily indicative of total revenues for the respective periods, as the mix of future and "at once" orders may vary significantly from quarter to quarter and certain customer orders are cancelable.
This press release includes forward-looking statements, including statements concerning Fila's current expectations about its financial results for future periods. Due to various risks and uncertainties, including those discussed in the reports filed from time to time by Fila with the Securities and Exchange Commission, actual events and results could differ materially from those described in this press release. Fila will not update any forward-looking statements in this press release to reflect future events or developments.


FILA GROUP'S NET DIRECT SALES  (Euro)

                                         FOURTH QUARTER                             FULL YEAR
                                        ended December 31                       ended December 31


-------------------------------------------------------------------------------------------------------
Euro million                     2002          2001                  2002          2001
------------                     ----          ----                  ----          ----
                              (unaudited)   (unaudited)           (unaudited)    (audited)
UNITED STATES
Apparel                          36.3          40.5         -10%     172.6         151.9          +14%
Footwear                         25.1          33.9         -26%     140.3         133.5           +5%
                                 ----          ----                  -----         -----
Total                            61.4          74.4         -17%     312.9         285.4          +10%

EUROPE
Apparel                          35.8          40.6          -3%     161.9         184.8          -12%
Footwear                         19.6          27.5         -29%     128.5         173.5          -26%
                                 ----          ----                  -----         -----
Total                            55.4          68.1         -19%     290.4         358.3          -19%

REST OF WORLD
Apparel                          41.7          47.5         -12%     184.4         179.1           +3%
Footwear                         13.2          25.6         -48%     87.1          122.3          -29%
                                 ----          ----                  ----          -----
Total                            54.9          73.1         -25%     271.5         301.3          -10%

TOTAL FILA GROUP
Apparel                          113.8         128.6        -12%     518.9         515.7           +1%
Footwear                         57.9          86.9         -33%     355.9         429.3          -17%
                                 ----          ----                  -----         -----
Total                            171.7         215.6        -20%     874.7         945.0           -7%
-------------------------------------------------------------------------------------------------------
Figures may not add due to rounding.

BALANCE SHEET SUMMARY (*)
-------------------------------------------------------------------------------------------------------

Euro million                                               December 31, 2002          December 31, 2001
------------                                               -----------------          -----------------
                                                              (unaudited)                  (audited)

Trade receivables                                                145.7                       202.5
Inventories                                                      160.7                       235.0
Other current assets                                             68.0                        93.9
Accounts payable                                                (182.8)                     (229.7)
Working Capital (**)                                             191.6                       301.7
Net fixed and non current assets                                 120.3                       163.8
                                                                 -----                       -----
TOTAL NET ASSETS                                                 311.9                       465.6

Net Financial Position (***)                                     189.9                       359.8
Provision and Other Liabilities                                  15.5                        17.1
Shareholders' Equity                                             106.5                       88.6
                                                                 -----                       ----
TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY                                             311.9                       465.6

--------------------------------------------------------------------------------
* Certain amount in 2001 have been reclassified to conform to the 2002 financial statements' presentation.
** Excluding cash and short term loans.
*** Short term and long term financial indebtedness less cash.
Figures may not add due to rounding.

KEY FIGURES IN U.S. DOLLARS
for the fourth quarter ended December 31, 2002.

We publish our financial statements in Euro. For convenience, however, certain key results are presented herein as translated into U.S. dollars at the average exchange rates in effect for the respective periods. Converting Fila's consolidated results from Euro into U.S. dollars at the average exchange rate for each period, rather than at the period-end rate, is consistent with Fila's practice of converting the income statements of its foreign subsidiaries into Euro at the respective average exchange rates during the applicable period.

----------------------------------------------------------------------------------------------------------
                                                  FOURTH QUARTER                     FULL YEAR
                                                ended December 31                ended December 31

                                              2002             2001            2002             2001
                                              ----             ----            ----             ----
                                           (unaudited)      (unaudited)     (unaudited)      (audited)

Net Revenues  (U.S.$/million)                180.6            220.3           859.5            875.5
Net Income/(Loss) (U.S.$/million)            (16.6)          (46.7)           (76.4)          (125.2)

Net Income/(Loss) per ADS (*)                (0.38)          (1.52)           (2.26)          (6.00)
(U.S.$/ADS)

Number of ADSs outstanding (**):           43,245,570      30,555,206       33,753,873      20,835,508

Average exchange rate                        1.000            0.896           0.945            0.896
(U.S. dollars per Euro)

----------------------------------------------------------------------------------------------------------
*  Income or Loss per ADS were calculated by dividing Net Income or Loss by the number of ADSs outstanding during the period (each ADS representing 1 ordinary share).

** Reflecting the reverse stock split in accordance with the Shareholders' meeting resolution dated September 23, 2002

                               FILA HOLDING S.p.A.
               CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (1)



                                                       FOR THE THREE MONTHS                  FOR THE YEAR
                                                        ENDED DECEMBER 31,                ENDED DECEMBER 31,
                                                       2002           2001               2002           2001
                                                       ----           ----               ----           ----
                                                    (unaudited)   (unaudited)        (unaudited)      (audited)
                                                        (in thousands of Euro, except for earnings per share)
Net revenues:
  Net direct sales                                    171,711        215,570            874,736         944,991
  Royalty income                                        6,702          5,673             24,534          22,664
  Other revenues                                        2,158          2,347             10,230           9,514
                                                      -------        -------            -------         -------
                                                      180,571        223,590            909,500         977,169

Cost of sales                                         104,519        152,927            559,363         632,078
                                                      -------        -------            -------         -------

Gross profit                                           76,052         70,663            350,137         345,091

Selling, general and
  administrative expenses                              71,307         91,447            330,088         390,220
Restructuring and other nonrecurring costs                             4,722                              4,722
                                                      -------        -------            -------         -------
                                                            -                                 -
                                                       71,307         96,169            330,088         394,942

Income (loss) from operations                           4,745        (25,506)            20,049         (49,851)

Other expense:
Interest expense, net                                  (2,753)        (5,681)           (19,667)        (27,035)
Foreign exchange losses                                (2,329)        (3,765)           (27,246)         (7,255)
Bank charges                                             (494)        (1,251)            (2,843)         (4,688)
Other expense - net                                   (12,355)        (6,582)           (32,254)        (23,878)
                                                      -------        -------            -------         -------

                                                      (17,931)       (17,279)           (82,010)        (62,856)
                                                      -------        -------            -------         -------

Loss before income taxes                              (13,186)       (42,785)           (61,961)       (112,707)

Income taxes                                            3,425          9,312             18,929          27,010
                                                      -------        -------            -------         -------
Net loss                                              (16,611)       (52,097)           (80,890)       (139,717)
                                                      =======        =======            =======         =======


Loss per share (in Euro) (2)                            -0.38          -1.70              -2.40           -6.70


average number of ordinary
shares outstanding (2)                             43,245,570     30,555,206         33,753,873      20,835,508


(1) Certain amounts in 2001 have been reclassified to conform to the 2002 financial statements' presentation.
(2) reflecting the reverse stock split in accordance with the Shareholders' meeting resolution dated September 23, 2002

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  March 3, 2003

                                                 FILA HOLDING S.p.A.


                                                 By:  /s/ Marco Isaia
                                                      ---------------
                                                      Marco Isaia
                                                      Chief Executive Officer